Financial Performance for the Quarter ended June 30, 2022 Jatin Dalal Chief Financial Officer Wipro Limited Exhibit 99.2

Revenue for the Quarter $ 2.74 Bn ₹ 215.3 Bn IT Services Revenue | USD Gross Revenue | INR $ Mn INR Mn

Operating Margin for the Quarter 15.0% ₹31.9 Bn IT Services Operating Margin Operating Profit (Wipro Ltd.) in INR IT Services Operating Margin refers to our segment results INR Mn

Net Income for the Quarter Net income refers to the profit attributable to equity share holders of the company ₹ 25.6 Bn ₹ 4.69 Net Income | INR Earnings Per Share | INR INR Mn INR

Other highlights All strategic market units and global business lines grew double digit YoY CC in Q1’23 Order book in TCV terms grew 32% and in ACV terms grew 18% YoY in Q1’23 Closed 18 large deals resulting in a TCV of $1.1 billion in Q1’23 Customer count in >$100 Mn account moved from 13 to 20 and > $50Mn account moved from 42 to 50 YoY Net headcount add of 15,446 employees in Q1’23 Onboarded more than 10,000 freshers in Q1’23 Operating cash flow to Net income at TTM basis was at 68.4%

QoQ growth 3.0% to 5.0% We expect the revenue from our IT Services business to be in the range of $2,817 million to $2,872 million* Outlook is based on the following exchange rates: GBP/USD at 1.25, Euro/USD at 1.06, AUD/USD at 0.72, USD/INR at 76.60 and CAD/USD at 0.77

Thank You

Reconciliation of selected GAAP measures to Non-GAAP measures (1/2) Reconciliation of Gross Cash and Net Cash as of June 30, 2022 Notes: For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹79.02, as published by the Federal Reserve Board of Governors on June 30, 2022. Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn): Three Months ended June 30, 2022 IT Services Revenue as per IFRS $2,735.5 Effect of Foreign currency exchange movement $ 43.9 Non-GAAP Constant Currency IT Services Revenue based on $2,779.4 previous quarter exchange rates Three Months ended June 30, 2022 IT Services Revenue as per IFRS $2,735.5 Effect of Foreign currency exchange movement $ 93.7 Non-GAAP Constant Currency IT Services Revenue based on $2,829.3 exchange rates of comparable period in previous year   Amount in INR Mn Amount in $Mn1 Computation of Gross Cash and Net Cash     Cash & Cash Equivalents 82,828 1,048 Investments - Current 226,564 2,867 Gross Cash 309,392 3,915 Less: Long-term and short-term borrowings 174,192 2,205 Net Cash 135,200 1,710

Segment Information As announced on November 12, 2020, in order to broad base our growth, effective January 1, 2021, the Company re-organized IT Services segment to four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”).   Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.   Americas 1 includes Healthcare and Medical Devices, Consumer Goods and Lifesciences, Retail, Transportation and Services, Communications, Media and Information services, Technology Products and Platforms, in the United States of America and entire business of Latin America (“LATAM") Americas 2 includes Banking, Financial Services and Insurance, Manufacturing, Hi-tech, Energy and Utilities industry sectors in the United States of America and entire business of Canada Europe consists of United Kingdom and Ireland, Switzerland, Germany, Benelux, Nordics and Southern Europe APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa The two Global Business Lines: iDEAS (Integrated Digital, Engineering & Application Services) will include the following Service Lines - Domain and Consulting, Applications & Data, Engineering and R&D and Wipro Digital iCORE (Cloud Infrastructure, Digital Operations, Risk & Enterprise Cyber Security Services) will include Integrated Cloud Infrastructure (CIS),Digital Operations (DOP) and Risk and Enterprise Cybersecurity Services (CRS)